UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 5, 2015

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 05 June 2015 entitled ‘Publication of the 2015 Annual Report and 2015 Annual General Meeting Notice’

5 June 2015

Vodafone Group Plc (“Vodafone” or the “Company”)

Publication of the 2015 Annual Report and 2015 Annual General Meeting Notice

Vodafone will today publish on the Company’s website its Annual Report for the year ended 31 March 2015 (the ‘Annual Report’), together with its 2015 Annual General Meeting Notice (the ‘AGM Notice’). The Annual Report is available at vodafone.com/ar2015 and the AGM Notice is available at vodafone.com/agm.

In compliance with Listing Rule 9.6.1 of the UK Financial Conduct Authority (‘FCA’), the 2015 Annual Report and AGM Notice will in due course be available for inspection at www.morningstar.co.uk/uk/NSM

In accordance with FCA’s Disclosure and Transparency Rule 6.3.5, the Appendix to this announcement contains a description of the principal risks and uncertainties affecting the Group, related party transactions and a responsibility statement.

A condensed set of Vodafone’s financial statements and information on important events that have occurred during the financial year ended 31 March 2015 and their impact on the financial statements were included in Vodafone’s preliminary results announcement released on 19 May 2015. That information, together with the information set out below, which is extracted from the 2015 Annual Report, constitute the material required by Disclosure and Transparency Rule 6.3.5 which is required to be communicated to the media in full unedited text through a Regulatory Information Service. This announcement is not a substitute for reading the full 2015 Annual Report. Page and note references in the text below refer to page numbers in the 2015 Annual Report and notes to the financial statements.

APPENDIX

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

A description of the principal risks and uncertainties that the Company faces is extracted from pages 32 to 37 of the 2015 Annual Report.

1. Malicious attack on the network/IT infrastructure

Relative movement within Group principal risks: Increased

Risk Description

A successful cyber-attack on our network could result in us not being able to deliver service to our customers, resulting in serious damage to our reputation, consequential customer and revenue loss and the risk of financial penalties.

Assessment

This risk is possible in all markets in which we operate and has the potential for significant impact. Certain systems operate at a Group level and as such, a single attack on one of these systems has the potential to impact multiple markets simultaneously, further magnifying the impact.

This risk has been separated from non-malicious network failure to recognise the greater cross- market impact a malicious attack could have on the business.

Movement

•     We have a well-established global security community; with our Group security function working closely with our local market security teams

•     We work closely with a variety of security communities of interest which include relevant government bodies, commercial groups, suppliers and enterprise customers

•     We are continually assessing our security policies, standards and procedures and adjusting them so they are commensurate to the threat profile we face. These assessments are used to create a focused security investment programme that ensures that the required security controls are in place and are effective

•     Each year we run security programmes to identify and deliver additional activities with the aim of further strengthening our control environment. Our aim is to ensure that our critical infrastructure is enhanced to reduce the likelihood of unauthorised access and to reduce the impact of any successful attack

•     We manage the risk of malicious attacks on our infrastructure using our global security operations centre that provides 24/7 proactive monitoring of our global infrastructure

•     We have multiple layers of assurance in place. Our activities include regular technical assurance and audit activities including vulnerability scanning and ethical hacking programmes

2. Customer data misuse or leakage

Relative movement within Group principal risks: Increased

Risk description

Our networks carry and store large volumes of confidential personal and business voice traffic and data. Failure to protect or correctly use this data could result in unintentional loss of, or unauthorised access to, customer data. This could adversely affect our reputation and potentially lead to legal action.

Assessment

This risk is possible in all markets in which we operate. The impacts of this risk have the potential to be major in mature markets with robust data protection regulations covering personal information, voice traffic and data. Furthermore, we generally hold a greater volume of confidential personal information in our mature markets, due to the higher proportion of customers paying their bills by automated bank transfer or credit card.

Mitigation

•     We have a data privacy programme aimed at ensuring we use data in our possession appropriately. The programme is based on existing regulations and internationally recognised standards

•     We closely monitor the data privacy regulatory environment in relevant markets and implement changes to our processes and procedures as appropriate

•     Both the hardware and software applications which hold or transmit confidential personal and business voice and data traffic include appropriate security features

•     Security related reviews are conducted according to our policies and security standards, focused on the highest risk applications and processes

•     Our data centres are managed to international information security standards

•     Security governance and compliance is managed and monitored through software tools that are deployed to all local markets

•     We have an ongoing awareness communications campaign in place that includes providing security and privacy awareness training to all Vodafone employees, prior to granting access to customer data

•     We have an assurance programme in place that incorporates both internal reviews and reviews of third parties that hold data on our behalf

•     We are implementing data access management tools to monitor any unauthorised access and leakage of our confidential data

3. Adverse political pressure

Relative movement within Group principal risks: Increased

Risk description

We face a range of political pressures that could potentially lead to adverse legislation or regulation for the business. For example, increased financial pressures on governments may lead them to target foreign investors for further licence fees, directly impacting profitability.

Furthermore, changes in local or international tax rules, for example prompted by the OECD’s emerging recommendations on Base Erosion and Profit Shifting (a global initiative to improve the fairness and integrity of tax systems), or new challenges by tax or competition authorities, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the results of the business.

Assessment

In all markets where we are present, political decisions can be made that can have an adverse effect on our business, in relation to a range of issues, from retail price regulation to access to next generation networks.

Mitigation

Additionally, disputes in regards to the level of tax payable and any related penalties could be significant, as reflected in our ongoing dispute in India.

•     We monitor political developments in our existing and potential markets closely, identifying risks in our current and proposed commercial propositions

•     Regular reports are made to our Executive Committee on current political risks. These risks are  considered in our business planning process

•     Authoritative and timely intervention is made at both national and international level in respect of legislative, fiscal and regulatory proposals which we feel are disproportionate and not in the interests of the Group

•     We have regular dialogue with trade groups that represent network operators and other industry bodies to understand underlying political pressures

•     We maintain constructive but robust engagement with the tax authorities and relevant government representatives, as well as active engagement with a wide range of international companies and business organisations with similar issues

•     Where appropriate we engage advisors and legal counsel to obtain opinions on tax legislation and principles

4. Convergence

Relative movement within Group principal risks: Unchanged

Risk description

We face competition from providers who have the ability to sell converged services (combinations of fixed line, broadband, public Wi-Fi, TV and mobile) on their existing infrastructure which we either cannot replicate or cannot provide at a similar price point potentially leading to higher customer churn and/or significant downward pressure on our prices.

Our own convergence strategy may be compromised if we are unable to obtain regulated or equivalent access to infrastructure and content, or acquire, rent or build the right assets, or if we are unable to integrate effectively those businesses we do acquire into our existing operations.

Assessment

This risk is more likely in mature markets where more competitors have the assets to offer converged services.

Mitigation

•     In key European and some non-European markets we are providing fixed line telecommunication services (voice and broadband)

•     In all markets we actively look for opportunities to provide services beyond mobile through organic investment, acquisition, partnerships, or joint ventures

•     As part of Project Spring, we have increased investment in our next-generation fixed line infrastructure

•     For all significant transactions we develop and implement a structured integration plan, led by a senior business leader

•     Integration plans ensure that cost synergies and revenue benefits are delivered and that the acquired businesses are successfully integrated through the alignment of policies, processes and systems

•     Timely and coordinated intervention with regulatory and competition authorities to ensure that dominant infrastructure access and content providers cannot discriminate or restrict competition

5. EMF related health risks

Relative movement within Group principal risks: Unchanged

Risk description

Concerns have been expressed that electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks.

Authorities including the World Health Organization (‘WHO’) agree there is no evidence that convinces experts that exposure to radio frequency fields from mobile devices and base stations operated within guideline limits has any adverse health effects. A change to this view could result in a range of impacts from a change to national legislation, to a major reduction in mobile phone usage or to major litigation.

Assessment

This is an unlikely risk; however, it would have a major impact on services used by our customers in all our markets – particularly in countries that have a very low tolerance for environmental and health related risks.

Mitigation

•     We have a global health and safety policy that includes standards for electromagnetic fields (‘EMF’) that are mandated in all our operating companies. Compliance to this policy is monitored and overseen by the Risk and Compliance Committee

•     We have a Group EMF Board that manages potential risks through cross sector initiatives and which oversees a coordinated global programme to respond to public concern, and develop appropriate advocacy related to possible precautionary legislation

•     We monitor scientific developments and engage with relevant bodies to support the delivery and transparent communication of the scientific research agenda set by the WHO

6. Major Enterprise contracts

Relative movement within Group principal risks: New

Risk description

We have a number of high value, ongoing contracts with corporate customers, including some government agencies and departments. Successful delivery is dependent on complex technologies deployed across multiple geographies, as well as relative stability in the requirements, strategies or businesses of our customers. Failure to deliver these enterprise services may lead to a reduction in our expected revenue and could impact our credibility to deliver on large, complex deals.

Assessment

This risk is most evident across our multi-national corporate and public sector customers. Delivery challenges for any national critical service would have a particularly adverse impact on our reputation to provide enterprise services.

Mitigation

•     We have created consistent and coordinated KPI reporting, which we believe will enhance our ability to identify readily and act upon potential enterprise delivery challenges

•     Work is currently being undertaken to simplify and improve our delivery capabilities for our largest corporate customers

•     We carry out regular reviews with key enterprise customers to identify areas for improvement

•     A single sales governance process has been developed and will be implemented across Vodafone Global Enterprise and the local markets during the 2016 financial year. This process will interlock with a single governance board for design, deliver, operate and billing teams to support the business in identifying and mitigating relevant enterprise delivery risks

•     We have launched a standardised design methodology with appropriate training. This will reduce inefficiencies and delays during the delivery cycle, thereby decreasing the likelihood of financial penalties and dissatisfied enterprise customers

7. Unstable economic conditions

Relative movement within Group principal risks: Unchanged

Risk description

Economic conditions in many of the markets we operate in, especially in Europe, remain unstable while many markets continue to stagnate or show nominal levels of growth. These conditions have resulted in lower levels of disposable income and may result in significantly lower revenues as customers give up their mobile phones or move to cheaper tariffs.

There is also a possibility of unstable economic conditions impacting on currency exchange rates in countries where the Group has operations, with potential adverse implications for our profitability and the value of our financial and nonfinancial assets.

Assessment

This risk is evident across a number of our markets and in particular within our southern European markets where it may continue to have a significant impact.

Furthermore, the potential for Eurozone instability may lead to further economic instability and subsequent reductions in corporate and consumer confidence and spending.

Another potential consequence of Eurozone instability would be a prolonged impact on capital markets that could restrict our refinancing requirements.

Mitigation

•                  We are closely monitoring economic and currency situations in both our AMAP and European markets. We have developed detailed business continuity plans to allow us to respond effectively to a country economic crisis leading to a banking system freeze and/or a range of Eurozone or EU exits

•                  We have minimised our exposure to Euro denominated monetary assets since the end of 2008 and continue to do so

•                  Given that we have operations in both Northern and Southern Europe, we have a natural offset position in terms of the translation of Euro revenue into Sterling should the Eurozone break up (with either Northern Europe or the Southern European countries leaving the Euro)

•                  We have credit facilities with 29 relationship banks that are committed for a minimum of five years and which total £5.5bn. Such facilities could be used in the event of a prolonged disruption to the capital markets

8. Disadvantaged by existing and emerging technology players

Relative movement within Group principal risks: Unchanged

Risk description

The development of messaging and voice applications which make use of the internet as a substitute for some of our more traditional services erode our revenue. Reduced demand for our core services of voice and messaging, and the development of services by “over the top” (OTT) competition, could significantly impact on our future profitability.

A limited number of suppliers of operating systems, terminals, IT and network infrastructure, could lead to commercial exploitation and subsequent increased costs of maintaining and extending our networks.

Assessment

The threat from OTT competition is relevant for all markets where alternative services are commonly available (e.g. VoIP), and has the potential for major impact on service revenues.

Regarding supplier concentration, this risk is relevant across all our markets, with there being a limited number of global suppliers from which we are able to purchase operating systems, devices and our IT and network infrastructure.

Mitigation

•                  We have developed strategies which strengthen our relationships with customers by accelerating the introduction of integrated voice, messaging and data price plans to avoid customers reducing their out of bundle usage through internet/Wi-Fi based substitution

•                  The loss of voice and messaging revenue is partially offset by the increase in data revenue

•                  We regularly review the performance of key suppliers, both operationally and financially, across individual markets and from the Group perspective

•                  We are continually assessing and testing potential new suppliers

•                  Driven by Project Spring we have been able to further consolidate demand across our core and partner markets to manage our cost base effectively

9. Superior customer experience

Relative movement within Group principal risks: New

Risk description

We operate in highly competitive markets and failure to deliver a differentiated and superior experience to our customers in store, online and on the phone, could diminish our brand and reputation, and leave us vulnerable to aggressive pricing from competitors and potentially a weakened relationship with our customers.

Assessment

This risk is relevant to all our to our consumer business. Differentiating based on a superior customer experience will involve a number of areas.

•                  Clear and transparent communication with all our customers

•                  Managing roaming charges and bill shocks

•                  Delivering clear, understandable tariffs

•                  Suitable complaint handling

•                  Providing a leading online and app customer experience

Mitigation

•                  Customer experience has been prioritised as a key component of our strategy. The Chief of Staff, supported by a programme office, is leading a programme to improve customer experience related activities across Vodafone

•                  We have detailed plans in place across the business to deliver a range of system and capability improvements to support an enhanced customer experience

•                  We track and monitor our performance in delivering a superior customer experience through a range of KPIs; the most critical being our NPS and Brand Consideration metrics

•                  We have restructured our incentivisation programme to strengthen the importance of key customer experience related metrics

10. Network/IT infrastructure failure

Relative movement within Group principal risks: Decreased

Risk description

We are dependent on the continued operation of our networks. Multiple network or IT infrastructure  failures (caused by non-malicious means including end of life failure, natural disasters and weather-related failures) may result in voice, video or data transmissions being significantly interrupted. This could result in serious damage to our reputation, a consequential customer and revenue loss and the risk of financial penalties.

Assessment

This risk is possible in all markets in which we operate and has the potential for significant impact. For the majority of such network and IT infrastructure failures, the associated impacts would be confined to a single market. There are however some exceptions where data centres and critical network sites serve multiple markets.

Mitigation

•                  Specific back-up and resilience policy and requirements are built into our networks and IT infrastructure. Conformance with these requirements is monitored continually

•                  We monitor our ability to replace strategic equipment quickly in the event of end-of-life or failure, and for high risk components, we maintain dedicated back-up equipment ready for use

•                  Network and IT contingency plans are linked with our business continuity and disaster recovery plans which are in place to cover the residual risks that cannot be mitigated

•                  A crisis management team and escalation processes are in place both nationally and internationally. Crisis simulations are conducted annually

RELATED PARTY TRANSACTIONS

The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 “Investments in associates and joint arrangements”, note 26 “Post employment benefits” and note 24 “Directors and key management compensation” to the consolidated financial statements).

Transactions with joint arrangements and associates

Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements.

No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below.

	2015	2014	2013
	£m	£m	£m
Sales of goods and services to associates	32	231	238
Purchase of goods and services from associates	85	109	97
Sales of goods and services to joint arrangements	6	12	27
Purchase of goods and services from joint arrangements	566	570	568
Net interest income receivable from joint arrangements [1]	79	75	33

Trade balances owed:
by associates	3	3	21

to associates	4	3	20
by joint arrangements	182	82	260
to joint arrangements	48	170	48
Other balances owed by joint arrangements[1]	61	57	1,065
Other balances owed to joint arrangements [1]	54	63	-

Note:

1 Amounts arise primarily through Vodafone Italy, Vodafone Hutchison Australia, Indus Towers and Cornerstone. Interest is paid in line with market rates.

Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows.

Transactions with Directors other than compensation

During the three years ended 31 March 2015, and as of 19 May 2015, neither any Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Company.

During the three years ended 31 March 2015, and as of 19 May 2015, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

Dividends received from associates are disclosed in the consolidated statement of cash flows.

DIRECTORS’ RESPONSIBILITY STATEMENT

As set out above, this statement is repeated here solely for the purposes of complying with Disclosure and Transparency Rule 6.3.5. This statement relates to and is extracted from the 2015 Annual Report. Responsibility is for the full 2015 Annual Report not the extracted information presented in this announcement and the preliminary results announcement.

The Board confirms to the best of its knowledge:

•                  the consolidated financial statements, prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit of the Group;

•                  the parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and

•                  the strategic report includes a fair review of the development and performance of the business and the position of the Group together with a description of the principal risks and uncertainties that it faces.

The Directors are responsible for preparing the Annual Report in accordance with applicable law and regulations. Having taken advice from the Audit and Risk Committee, the Board considers the report and accounts, taken as a whole, as fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s performance, business model and strategy.

Neither the Company nor the Directors accept any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000.

By Order of the Board

Rosemary Martin

Company Secretary

19 May 2015

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” on pages 209 and 210 of the 2015 Annual Report. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 5, 2015	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary